

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

August 7, 2007

Mr. Lewis E. Walde
Chief Financial Officer
Hecla Mining Company
6500 N. Mineral Drive, Suite 200
Coeur d' Alene, Idaho 83815-9408

> **Re:** **Hecla Mining Company**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **Response Letter Dated July 16, 2007**
> **File No. 1-08491**

Dear Mr. Walde:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2006

Financial Statements

Summary of Significant Accounting Policies

H. Properties, Plants and Equipment, page F-9

1.   We note your response to our prior comment number one regarding your accounting for costs incurred to convert mineral resources to reserves at properties that are either in the production or development stage. As there appears to be diversity in practice regarding the accounting treatment for such

costs, please expand your accounting policy disclosures to address the items
below.

- Expand your accounting policy for exploration and development costs to
  address the criteria you use to determine whether or not a drilling expenditure
  represents an exploration cost or a development cost.

- Please indicate, if true, that your accounting for drilling costs depends upon
  whether or not at the time the cost is incurred, the expenditure:

  a. Embodies a probable future benefit that involves a capacity, singly or in
     combination with other assets to contribute directly or indirectly to future
     net cash inflows;

  b. You can obtain the benefit and control others access to it, and,

  c. The transaction or event giving rise to your right to or control of the
     benefit has already occurred.

- Expand your accounting policy to explain how you determine whether or not
  you have met the above criteria,

- Clarify, if true, how the stage of mine development impacts whether or not an
  expenditure represents an asset.

- Disclose the amount of drilling costs capitalized that were incurred to convert
  mineral resources to reserves at properties that are either in the production or
  development stage capitalized as of your most recent balance sheet and each
  year a statement of operations is reported.

Engineering Comments

General

2.   In future filings, please insert a small-scale map showing the location and access
       to each of your properties, as required by Instruction 3(b) to Item 102 of
       Regulation S-K. Please note that SEC's EDGAR program now accepts Adobe
       PDF files and digital maps, so please include these maps in any amendments that
       are uploaded to EDGAR. It is relatively easy to include automatic links at the
       appropriate locations within the document to GIF or JPEG files, which will allow
       figures and diagrams to appear in the right location when the document is viewed
       on the Internet. For more information, please consult the EDGAR manual, and if

additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

3.   Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined. Absent this condition, proven and probable reserves should be segregated. Please revise your future filings either by segregating your proven and probable reserves or provide a statement with an explanation that the reserves cannot be differentiated.

The Lucky Friday Unit, page 14

4.   In future filings, please disclose your cutoff grade for the Lucky Friday Mine. Please provide us with draft disclosure.

5.   Supplementally provide a copy of the 2006 reserve audit prepared by Roscoe Postle Associates Inc.

The La Camorra Mine, page 18

6.   In future filings, please explain the fixed Venezuelan exchange rate, gold sales or export restrictions in Venezuela, the denomination of your mining operations in the Venezuelan functional currency (Bolivare), and the impact this may have on your ore reserve estimates. Please provide us with draft disclosure.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer at (202) 551-3718 if you have questions regarding comments on engineering matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief